                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                FORM 10-SB/12g/A

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                          e-AUCTION GLOBAL TRADING INC.
                 (Name of Small Business Issuer in its Charter)

Nevada                                    Pending
-------------------------------           ----------------------------
(State or other jurisdiction of           (I.R.S. Employer Identification No.)
incorporation or organization)

181 Bay Street, BCE Place, Suite 3730
Toronto, Ontario, Canada                  M5J 2T3
---------------------------------------- ---------------
(Address of principal executive offices)  Postal Code

(416) 214-1587
-----------------
(Issuer's telephone number)


       Securities to be registered pursuant to Section 12(b) of the Act:

                                      None.


        Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock, par value $0.001.

e-AUCTION GLOBAL TRADING INC.
INCOME STATEMENT                                                                 1999                1998
----------------------------------------------------------------------------------------------------------
FOR THE THREE MONTHS ENDING MARCH 31                                     January 1 to        January 8 to
UNAUDITED - PREPARED BY MANAGEMENT (IN US DOLLARS)                           March 31            March 31
REVENUE                                                                             -                   -

EXPENSES
Salaries and benefits                                                          64,909                   -
Legal                                                                           5,716                   -
Sales, general and administrative                                              61,852               7,571

                                                                    --------------------------------------
TOTAL EXPENSES                                                                132,477               7,571
                                                                    --------------------------------------

                                                                    --------------------------------------
Net Loss                                                                    (132,477)             (7,571)
                                                                    --------------------------------------

Opening retained earnings (deficit)                                         (291,569)                   -
Closing retained earnings (deficit)                                         (424,046)             (7,571)


e-AUCTION GLOBAL TRADING INC.
BALANCE SHEET AS AT MARCH 31                                                     1999                1998
----------------------------------------------------------------------------------------------------------
UNAUDITED - PREPARED BY MANAGEMENT (IN US DOLLARS)

ASSETS

CURRENT ASSETS
Cash                                                                                -                 249
Accounts Receivable                                                                 -                   -
                                                                    --------------------------------------
                                                                                    -                 249

Deposit in Schelfhout                                                               -                   -
Software Assets                                                                68,747                   -
Incorporation Costs                                                             2,000                 422
                                                                    --------------------------------------
                                                                               70,747                 422

                                                                    --------------------------------------
                                                                               70,747                 671
                                                                    --------------------------------------


LIABILITIES & SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts Payable & Accruals                                                   136,566               2,992
Due to Related Parties                                                              -               4,000
Due to Ventures North Investment Partners                                      82,477                   -
Loan Payable                                                                        -                   -
                                                                    --------------------------------------
                                                                              219,043               6,992

EQUITY
Share Capital                                                                  39,820               1,250
Contributed Surplus                                                           235,930                   -
Retained Earnings (Deficit)                                                 (424,046)             (7,571)
                                                                    --------------------------------------
                                                                            (148,296)             (6,321)

                                                                    --------------------------------------
                                                                               70,747                 671
                                                                    --------------------------------------

e-AUCTION GLOBAL TRADING INC.

STATEMENT OF CASH FLOWS                                                          1999                1998
----------------------------------------------------------------------------------------------------------
FOR THE THREE MONTHS ENDING MARCH 31                                     January 1 to        January 8 to
UNAUDITED - PREPARED BY MANAGEMENT (IN US DOLLARS)                           March 31            March 31
CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
 Net loss                                                                   (132,477)             (7,571)
 Add items not affecting cash
    Allowance for loan receivable                                                   -                   -
 Net changes in non-cash operating accounts
    Accounts payable                                                          134,066               2,992
                                                                    --------------------------------------
                                                                                1,588             (4,579)
                                                                    --------------------------------------

FINANCING ACTIVITIES
 Due to related parties                                                      (67,523)               4,000
 Issuance of share capital                                                     34,500               1,250
 Share issue costs                                                                  -                   -
                                                                    --------------------------------------
                                                                             (33,023)               5,250
                                                                    --------------------------------------

INVESTING ACTIVITIES
 Incorporation costs                                                                -               (422)
 Software assets                                                             (68,747)                   -
 Deposit in Schelfhout                                                              -                   -
                                                                    --------------------------------------
                                                                             (68,747)               (422)
                                                                    --------------------------------------

INCREASE (DECREASE) IN CASH                                                 (100,181)                 249

CASH, beginning of period                                                     100,181                   -
                                                                    --------------------------------------
CASH, end of period                                                                 -                 249
                                                                    --------------------------------------



                                           e-AUCTION GLOBAL TRADING INC.

                                       (FORMERLY KAZARI INTERNATIONAL, INC.)

                                              (A NEVADA CORPORATION)

                                      NOTES TO UNAUDITED FINANCIAL STATEMENTS

                                     FOR THE THREE MONTHS ENDED MARCH 31, 1999

                                                  (IN U.S. FUNDS)


-------------------------------------------------------------------------------
1.     INCORPORATION AND NATURE OF BUSINESS
-------------------------------------------------------------------------------


       The Company was incorporated on January 8, 1998 in Nevada, U.S.A. On March 23, 1999 the directors acting in lieu of a special meeting approved the name change to e-Auction Global Trading Inc.

       The Company was organized with the intent to be a holding company which will acquire and/or form joint ventures with corporate entities conducting various types of businesses throughout the world. (NOTE 5)

-------------------------------------------------------------------------------

2.     SIGNIFICANT ACCOUNTING POLICIES

-------------------------------------------------------------------------------

       a)     Foreign currency translation

              The Company follows the "temporal" method of accounting for foreign currency translations. Balance sheet items are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates in effect at the transaction date for non-monetary items. Income statement items are translated at average rates prevailing during the year. Unrealized gains and losses are deferred and amortized over their expected life. Realized gains and losses are charged to operations.

       b)     Loss per common share

              Loss per common share on a fully diluted basis is not presented as it would be anti-dilutive.

       c)     Measurement uncertainty

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets and useful lives for depreciation and amortization. Financial results as determined by actual events could differ from those estimates.

       d)     Financial instruments

              The Company's financial instruments consist of cash, loan receivable and accounts payable, the fair market value of which approximates their carrying value.

         e)   Related party transactions

              Related party transactions are recorded at their exchange amounts which approximate fair market value.

         f)   Uncertainty due to the Year 2000 Issue

              The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.


-------------------------------------------------------------------------------
  3.   SHARE CAPITAL AND CONTRIBUTED SURPLUS
-------------------------------------------------------------------------------


       a)  Authorized - 250,000,000 common shares with a par value of $0.001

                                                   MARCH 31,
                              NUMBER OF            1999            CONTRIBUTED
                              SHARES             $                    SURPLUS
                             ----------         ---------         ------------
       b)  Issued -
           Balance,
            January 1,
             1999            5,320,000           5,320               235,930

           Share Exchange


            Agreement       34,500,000          34,500                     -
                            ----------        --------               -------

           Balance, end
            of period       39,820,000          39,820               235,930
                            ==========          ======               =======

  The Company entered into an agreement to acquire 100% of the issued and outstanding shares of e-Auction Global Trading Inc., a Barbados company (the legal subsidiary). The purchase price was 34,500,000 common shares of the Company. The acquisition will be accounted for as a reverse takeover where the financial statements will be issued under the name of the legal parent but will be a continuation of the financial statements of the legal subsidiary. As preparation for the acquisition the Company increased its authorized capital stock to 250,000,000 shares of common stock.

  In connection with the acquisition of the Barbados subsidiary the company granted 1,000,000 stock options with an exercise price of $0.01 per share to the former employees, officers and directors of this company.

           (SEE NOTE 5)


-------------------------------------------------------------------------------
4.     LOSS PER SHARE
-------------------------------------------------------------------------------


       Loss per share for the period from January 1, 1999 to March 31, 1999 is $0.01.


-------------------------------------------------------------------------------
5.     SUBSEQUENT EVENTS
-------------------------------------------------------------------------------


       Subsequent to quarter end:

       a) The Company entered into an agreement to acquire 100% of the issued and outstanding shares of Schelfhout Computer Systemen N.V.("Schelfhout"), a Belgian company. The purchase price is to be $10,000,000 and is to be paid as follows:

             Deposit             $1,000,000    (paid in August 1999)
             At closing          $3,000,000    cash
             At closing          $6,000,000    in common shares of the Company

             The $6,000,000 in shares are not free trading and are subject to a timed release formula. If the Company's shares are not freely trading on any given release date the equivalent cash is to be paid by the Company and the shares are to be returned to the Treasury.

            The agreement is still subject to final approval by all parties.

       b) In connection with the Schelfhout acquisition the Company received a loan of $1,000,000 from Millennium Advisors Inc., ("Millennium") a company related through a common director, acting as agent for undisclosed lenders. In addition Millennium received 197,219 common shares of the Company worth $1,000,000 as a financing fee.

            The Company also entered into a contract for services whereby Millenium would be paid 25% of any funds raised by the sale of equity or issuance of debt by the Company in excess of the amount reasonably required by the Company to complete the Schelfhout acquisition.

       c) The Company, through its Canadian subsidiary, made two purchases of intellectual property. The first purchase was for $300 Cdn. paid in the form of 30,000 options for common shares with an exercise price of $0.01 Cdn. per share. In connection with this acquisition the Company entered into a consulting agreement where a company associated with the vendor would be paid $5,000 Cdn. per month and would also receive 65,000 options for common shares with an exercise price of $0.01 Cdn. per share.

            The second purchase was for $50,000 Cdn. in cash. In connection with this acquisition the Company entered into a management services agreement where $1,000 Cdn. per month would be paid to the vendor who also received 80,000 options for common shares with an exercise price of $0.01 Cdn. per share.

       d) Approved a stock option plan where 6,000,000 common shares are reserved for issuance on the exercise of options. Options are exercisable for a period of 10 years from the date of the grant.

       f) Granted a director of the Company 250,000 stock options with an exercise price of $5 per share. Granted employees 3,050,000 stock options with an exercise price of $0.85 per share.

       g) The Company advanced a further $100,000 to Intrepidus, Inc. in connection with the Bridge loan agreement.

       h) The Company received an additional $2,200,000 in the form of a convertible debenture, the terms of which still have to be finalized.


-------------------------------------------------------------------------------
6.     CONTINGENCY
-------------------------------------------------------------------------------


       A shareholder derivative action was brought against the Company on November 17, 1999 in the United States District Court against the Company, its subsidiaries, two of its directors and several other companies and individuals.

       The action alleges Sanga International, Inc.'s ("Sanga") reputation was damaged by the Defendants (i) engaging in conversion (ii) engaging in fraud (iii) interfering with Sanga's prospective business advantage (iv) breach of contract (v) violating California usury laws and (vi) breach of fiduciary duty.

       The plaintiff claims the defendants' actions have not only damaged Sanga but also the plaintiff and the remaining shareholders of Sanga by as much as $100 million dollars.

       The Action was stayed on November 29, 1999 as a result of Sanga filing for Chapter 11 bankruptcy protection in the United States Bankruptcy Court.

       Exposure to the Company is not determinable at this time.


-------------------------------------------------------------------------------
7. RECONCILIATION OF UNITED STATES TO CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
-------------------------------------------------------------------------------

       a) Basic and diluted loss per share under U.S. GAAP are equal to the loss per share under Canadian GAAP. The weighted average number of shares for calculating loss per share is 17,970,000.

       b) Under U.S. GAAP, the Company would record a deferred tax asset subject to an evaluation allowance where that asset is impaired or not expected to be realized. The Company has deferred tax assets of approximately $78,800. The Company's valuation allowance would be equal to the amount of the deferred tax assets. Therefore, there have been no amounts booked in the accounts of the Company.

e-AUCTION GLOBAL TRADING INC.
INCOME STATEMENT                                                              1999             1999         1998           1998
--------------------------------------------------------------------------------------------------------------------------------
FOR THE SIX MONTHS ENDING JUNE 30                                     January 1 to       April 1 to   January 8 to     April 1 to
UNAUDITED - PREPARED BY MANAGEMENT (IN US DOLLARS)                         June 30          June 30      June 30         June 30
REVENUE                                                                          -                -            -              -

EXPENSES
Salaries and benefits                                                      315,351          250,442            -              -
Legal                                                                       33,254           27,538        3,500          3,500
Sales, general and administrative                                          289,646          227,794       73,232         65,661

                                                                  --------------------------------------------------------------
TOTAL EXPENSES                                                             638,251          505,774       76,732         69,161
                                                                  --------------------------------------------------------------

                                                                  --------------------------------------------------------------
Net Loss                                                                 (638,251)        (505,774)     (76,732)       (69,161)
                                                                  --------------------------------------------------------------

Opening retained earnings (deficit)                                      (291,569)        (424,046)            -        (7,571)
Closing retained earnings (deficit)                                      (929,820)        (929,820)     (76,732)       (76,732)

e-AUCTION GLOBAL TRADING INC.
BALANCE SHEET AS AT JUNE 30                                                   1999             1998
----------------------------------------------------------------------------------------------------
UNAUDITED - PREPARED BY MANAGEMENT (IN US DOLLARS)
ASSETS

CURRENT ASSETS
Cash                                                                         1,023          173,293
Accounts Receivable                                                              -                -
                                                                  ----------------------------------
                                                                             1,023          173,293

Deposit in Schelfhout                                                            -                -
Software Assets                                                             68,747                -
Incorporation Costs                                                          2,000            2,000
                                                                  ----------------------------------
                                                                            70,747            2,000

                                                                  ----------------------------------
                                                                            71,770          175,293
                                                                  ----------------------------------


LIABILITIES & SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts Payable & Accruals                                                335,912                -
Due to Related Parties                                                           -           10,775
Due to Ventures North Investment Partners                                  389,928                -
Loan Payable                                                                     -                -
                                                                  ----------------------------------
                                                                           725,840           10,775

EQUITY
Share Capital                                                               39,820            5,320
Contributed Surplus                                                        235,930          235,930
Retained Earnings (Deficit)                                              (929,820)         (76,732)
                                                                  ----------------------------------
                                                                         (654,070)          164,518

                                                                  ----------------------------------
                                                                            71,770          175,293
                                                                  ----------------------------------

e-AUCTION GLOBAL TRADING INC.
STATEMENT OF CASH FLOWS                                                       1999             1999         1998           1998
--------------------------------------------------------------------------------------------------------------------------------
FOR THE SIX MONTHS ENDING JUNE 30                                     January 1 to       April 1 to    January 8 to  April 1 to
UNAUDITED - PREPARED BY MANAGEMENT (IN US DOLLARS)                         June 30          June 30     June 30        June 30
CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
 Net loss                                                                (638,251)        (505,774)     (76,732)       (69,161)
 Add items not affecting cash
    Allowance for loan receivable                                                -                -            -              -
 Net changes in non-cash operating accounts
    Accounts payable                                                       333,412          199,346            -        (2,992)
                                                                  --------------------------------------------------------------
                                                                         (304,839)        (306,427)     (76,732)       (72,153)
                                                                  --------------------------------------------------------------

FINANCING ACTIVITIES
 Due to related parties                                                    239,928          307,451       10,775          6,775
 Issuance of share capital                                                  34,500                -      251,250        250,000
 Share issue costs                                                               -                -     (10,000)       (10,000)
                                                                  --------------------------------------------------------------
                                                                           274,428          307,451      252,025        246,775
                                                                  --------------------------------------------------------------

INVESTING ACTIVITIES
 Incorporation costs                                                             -                -      (2,000)        (1,578)
 Software assets                                                          (68,747)                -            -              -
 Deposit in Schelfhout                                                           -                -            -              -
                                                                  --------------------------------------------------------------
                                                                          (68,747)                -      (2,000)        (1,578)
                                                                  --------------------------------------------------------------

INCREASE (DECREASE) IN CASH                                               (99,158)            1,023      173,293        173,044

CASH, beginning of period                                                  100,181                -            -            249
                                                                  --------------------------------------------------------------
CASH, end of period                                                          1,023            1,023      173,293        173,293
                                                                  ==============================================================


                                           e-AUCTION GLOBAL TRADING INC.

                                       (FORMERLY KAZARI INTERNATIONAL, INC.)

                                              (A NEVADA CORPORATION)

                                      NOTES TO UNAUDITED FINANCIAL STATEMENTS

                                      FOR THE SIX MONTHS ENDED JUNE 30, 1999

                                                  (IN U.S. FUNDS)

-------------------------------------------------------------------------------
1.     INCORPORATION AND NATURE OF BUSINESS
-------------------------------------------------------------------------------


       The Company was incorporated on January 8, 1998 in Nevada, U.S.A. On March 23, 1999 the directors acting in lieu of a special meeting approved the name change to e-Auction Global Trading Inc.

       The Company was organized with the intent to be a holding company which will acquire and/or form joint ventures with corporate entities conducting various types of businesses throughout the world. (NOTE 5)

-------------------------------------------------------------------------------

2.     SIGNIFICANT ACCOUNTING POLICIES
-------------------------------------------------------------------------------


       a)     Foreign currency translation

              The Company follows the "temporal" method of accounting for foreign currency translations. Balance sheet items are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates in effect at the transaction date for non-monetary items. Income statement items are translated at average rates prevailing during the year. Unrealized gains and losses are deferred and amortized over their expected life. Realized gains and losses are charged to operations.

       b)     Loss per common share

              Loss per common share on a fully diluted basis is not presented as it would be anti-dilutive.

       c)     Measurement uncertainty

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets and useful lives for depreciation and amortization. Financial results as determined by actual events could differ from those estimates.

       d)     Financial instruments

              The Company's financial instruments consist of cash, loan receivable and accounts payable, the fair market value of which approximates their carrying value.

         e)   Related party transactions

              Related party transactions are recorded at their exchange amounts which approximate fair market value.

         f)   Uncertainty due to the Year 2000 Issue

              The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.


-------------------------------------------------------------------------------
  3.   SHARE CAPITAL AND CONTRIBUTED SURPLUS
-------------------------------------------------------------------------------


       a)  Authorized - 250,000,000 common shares with a par value of $0.001

                                                     JUNE 30,
                              NUMBER OF            1999            CONTRIBUTED
                              SHARES                 $               SURPLUS
                             ----------        ---------          ------------
       b)  Issued -
           Balance,
            January 1,
             1999            5,320,000           5,320               235,930


           Share Exchange
            Agreement       34,500,000          34,500                 -
                            ----------          ------               ------

           Balance, end
            of period       39,820,000          39,820               235,930
                            ==========          ======               =======

  The Company entered into an agreement to acquire 100% of the issued and outstanding shares of e-Auction Global Trading Inc., a Barbados company (the legal subsidiary). The purchase price was 34,500,000 common shares of the Company. The acquisition will be accounted for as a reverse takeover where the financial statements will be issued under the name of the legal parent but will be a continuation of the financial statements of the legal subsidiary. As preparation for the acquisition the Company increased its authorized capital stock to 250,000,000 shares of common stock.

  In connection with the acquisition of the Barbados subsidiary the company granted 1,000,000 stock options with an exercise price of $0.01 per share to the former employees, officers and directors of this company.

           (SEE NOTE 5)


-------------------------------------------------------------------------------
4.     LOSS PER SHARE
-------------------------------------------------------------------------------


       Loss per share for the period from January 1, 1999 to June 30, 1999 is $0.02.


-------------------------------------------------------------------------------
5.     SUBSEQUENT EVENTS
-------------------------------------------------------------------------------


       Subsequent to quarter end:

       a) The Company entered into an agreement to acquire 100% of the issued and outstanding shares of Schelfhout Computer Systemen N.V.("Schelfhout"), a Belgian company. The purchase price is to be $10,000,000 and is to be paid as follows:

            Deposit                $1,000,000      (paid in August 1999)
            At closing             $3,000,000      cash
            At closing             $6,000,000      in common shares of the Company

            The $6,000,000 in shares are not free trading and are subject to a timed release formula. If the Company's shares are not freely trading on any given release date the equivalent cash is to be paid by the Company and the shares are to be returned to the Treasury.

            The agreement is still subject to final approval by all parties.

       b) In connection with the Schelfhout acquisition the Company received a loan of $1,000,000 from Millennium Advisors Inc., ("Millennium") a company related through a common director, acting as agent for undisclosed lenders. In addition Millennium received 197,219 common shares of the Company worth $1,000,000 as a financing fee.

            The Company also entered into a contract for services whereby Millenium would be paid 25% of any funds raised by the sale of equity or issuance of debt by the Company in excess of the amount reasonably required by the Company to complete the Schelfhout acquisition.

       c) The Company, through its Canadian subsidiary, made two purchases of intellectual property. The first purchase was for $300 Cdn. paid in the form of 30,000 options for common shares with an exercise price of $0.01 Cdn. per share. In connection with this acquisition the Company entered into a consulting agreement where a company associated with the vendor would be paid $5,000 Cdn. per month and would also receive 65,000 options for common shares with an exercise price of $0.01 Cdn. per share.

            The second purchase was for $50,000 Cdn. in cash. In connection with this acquisition the Company entered into a management services agreement where $1,000 Cdn. per month would be paid to the vendor who also received 80,000 options for common shares with an exercise price of $0.01 Cdn. per share.

       d) Approved a stock option plan where 6,000,000 common shares are reserved for issuance on the exercise of options. Options are exercisable for a period of 10 years from the date of the grant.

       f) Granted a director of the Company 250,000 stock options with an exercise price of $5 per share. Granted employees 3,050,000 stock options with an exercise price of $0.85 per share.

       g) The Company advanced a further $100,000 to Intrepidus, Inc. in connection with the Bridge loan agreement.

       h) The Company received an additional $2,200,000 in the form of a convertible debenture, the terms of which still have to be finalized.


-------------------------------------------------------------------------------
6.     CONTINGENCY
-------------------------------------------------------------------------------

       A shareholder derivative action was brought against the Company on November 17, 1999 in the United States District Court against the Company, its subsidiaries, two of its directors and several other companies and individuals.

       The action alleges Sanga International, Inc.'s ("Sanga") reputation was damaged by the Defendants (i) engaging in conversion (ii) engaging in fraud (iii) interfering with Sanga's prospective business advantage (iv) breach of contract (v) violating California usury laws and (vi) breach of fiduciary duty.

       The plaintiff claims the defendants' actions have not only damaged Sanga but also the plaintiff and the remaining shareholders of Sanga by as much as $100 million dollars.

       The Action was stayed on November 29, 1999 as a result of Sanga filing for Chapter 11 bankruptcy protection in the United States Bankruptcy Court.

       Exposure to the Company is not determinable at this time.


-------------------------------------------------------------------------------
7. RECONCILIATION OF UNITED STATES TO CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
-------------------------------------------------------------------------------


       a) Basic and diluted loss per share under U.S. GAAP are equal to the loss per share under Canadian GAAP. The weighted average number of shares for calculating loss per share is 28,955,359.

       b) Under U.S. GAAP, the Company would record a deferred tax asset subject to an evaluation allowance where that asset is impaired or not expected to be realized. The Company has deferred tax assets of approximately $78,800. The Company's valuation allowance would be equal to the amount of the deferred tax assets. Therefore, there have been no amounts booked in the accounts of the Company.

e-AUCTION GLOBAL TRADING INC.
INCOME STATEMENT                                                         1999            1999             1998           1998
------------------------------------------------------------------------------------------------------------------------------
FOR THE NINE MONTHS ENDING SEPTEMBER 30                          January 1 to       July 1 to     January 8 to      July 1 to
UNAUDITED - PREPARED BY MANAGEMENT (IN US DOLLARS)               September 30    September 30     September 30   September 30
REVENUE                                                                     -               -                -              -

EXPENSES
Salaries and benefits                                                 559,931         244,580                -              -
Legal                                                                  86,697          53,443           21,500         18,000
Sales, general and administrative                                     549,958         260,312          196,955        123,724

                                                            ------------------------------------------------------------------
TOTAL EXPENSES                                                      1,196,586         558,335          218,455        141,724
                                                            ------------------------------------------------------------------

                                                            ------------------------------------------------------------------
Net Loss                                                          (1,196,586)       (558,335)        (218,455)      (141,724)
                                                            ------------------------------------------------------------------

Opening retained earnings (deficit)                                 (291,569)       (929,820)                -       (76,732)
Closing retained earnings (deficit)                               (1,488,155)     (1,488,155)        (218,455)      (218,455)

e-AUCTION GLOBAL TRADING INC.
BALANCE SHEET AS AT SEPTEMBER 30                                         1999            1998
------------------------------------------------------------
UNAUDITED - PREPARED BY MANAGEMENT (IN US DOLLARS)
ASSETS

CURRENT ASSETS
Cash                                                                    1,015          31,570
Accounts Receivable                                                         -               -
                                                            ----------------------------------
                                                                        1,015          31,570

Deposit in Schelfhout                                               1,000,000               -
Software Assets                                                        68,747               -
Incorporation Costs                                                     2,000           2,000
                                                            ----------------------------------
                                                                    1,070,747           2,000

                                                            ----------------------------------
                                                                    1,071,762          33,570
                                                            ----------------------------------


LIABILITIES & SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts Payable & Accruals                                           514,864               -
Due to Related Parties                                                      -          10,775
Due to Ventures North Investment Partners                             769,303               -
Loan Payable                                                        1,000,000               -
                                                            ----------------------------------
                                                                    2,284,167          10,775

EQUITY
Share Capital                                                          39,820           5,320
Contributed Surplus                                                   235,930         235,930
Retained Earnings (Deficit)                                       (1,488,155)       (218,455)
                                                            ----------------------------------
                                                                  (1,212,405)          22,795

                                                            ----------------------------------
                                                                    1,071,762          33,570
                                                            ----------------------------------

e-AUCTION GLOBAL TRADING INC.
STATEMENT OF CASH FLOWS                                                  1999            1999             1998           1998
------------------------------------------------------------------------------------------------------------------------------
FOR THE NINE MONTHS ENDING SEPTEMBER 30                          January 1 to       July 1 to     January 8 to      July 1 to
UNAUDITED - PREPARED BY MANAGEMENT (IN US DOLLARS)               September 30    September 30     September 30   September 30
CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
 Net loss                                                         (1,196,586)       (558,335)        (218,455)      (141,724)
 Add items not affecting cash
    Allowance for loan receivable                                           -               -                -              -
 Net changes in non-cash operating accounts
    Accounts payable                                                  512,364         178,952                -              -
                                                            ------------------------------------------------------------------
                                                                    (684,223)       (379,384)        (218,455)      (141,724)
                                                            ------------------------------------------------------------------

FINANCING ACTIVITIES
 Due to related parties                                               619,303         379,376           10,775              -
 Loan payable                                                       1,000,000       1,000,000                -              -
 Issuance of share capital                                             34,500               -          251,250              -
 Share issue costs                                                          -               -         (10,000)              -
                                                            ------------------------------------------------------------------
                                                                    1,653,803       1,379,376          252,025              -
                                                            ------------------------------------------------------------------

INVESTING ACTIVITIES
 Incorporation costs                                                        -               -          (2,000)              -
 Software assets                                                     (68,747)               -                -              -
 Deposit in Schelfhout                                            (1,000,000)     (1,000,000)                -              -
                                                            ------------------------------------------------------------------
                                                                  (1,068,747)     (1,000,000)          (2,000)              -
                                                            ------------------------------------------------------------------

INCREASE (DECREASE) IN CASH                                          (99,166)             (8)           31,570      (141,724)

CASH, beginning of period                                             100,181           1,023                -        173,293
                                                            ------------------------------------------------------------------
CASH, end of period                                                     1,015           1,015           31,570         31,570
                                                            ------------------------------------------------------------------



                                           e-AUCTION GLOBAL TRADING INC.

                                       (FORMERLY KAZARI INTERNATIONAL, INC.)

                                              (A NEVADA CORPORATION)

                                      NOTES TO UNAUDITED FINANCIAL STATEMENTS

                                   FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999

                                                  (IN U.S. FUNDS)


-------------------------------------------------------------------------------
1.     INCORPORATION AND NATURE OF BUSINESS
-------------------------------------------------------------------------------


       The Company was incorporated on January 8, 1998 in Nevada, U.S.A. On March 23, 1999 the directors acting in lieu of a special meeting approved the name change to e-Auction Global Trading Inc.

       The Company was organized with the intent to be a holding company which will acquire and/or form joint ventures with corporate entities conducting various types of businesses throughout the world. (NOTE 5)

-------------------------------------------------------------------------------

2.     SIGNIFICANT ACCOUNTING POLICIES
-------------------------------------------------------------------------------

       a)     Foreign currency translation

              The Company follows the "temporal" method of accounting for foreign currency translations. Balance sheet items are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates in effect at the transaction date for non-monetary items. Income statement items are translated at average rates prevailing during the year. Unrealized gains and losses are deferred and amortized over their expected life. Realized gains and losses are charged to operations.

       b)     Loss per common share

              Loss per common share on a fully diluted basis is not presented as it would be anti-dilutive.

       c)     Measurement uncertainty

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets and useful lives for depreciation and amortization. Financial results as determined by actual events could differ from those estimates.

       d)     Financial instruments

              The Company's financial instruments consist of cash, loan receivable and accounts payable, the fair market value of which approximates their carrying value.

         e)   Related party transactions

              Related party transactions are recorded at their exchange amounts which approximate fair market value.

         f)   Uncertainty due to the Year 2000 Issue

              The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.


-------------------------------------------------------------------------------
  3.   SHARE CAPITAL AND CONTRIBUTED SURPLUS
-------------------------------------------------------------------------------

       a)  Authorized - 250,000,000 common shares with a par value of $0.001

                                                SEPTEMBER 30,
                              NUMBER OF            1999            CONTRIBUTED
                              SHARES                $               SURPLUS
                             ----------         -------------      -----------
       b)  Issued -
           Balance,
            January 1,
             1999            5,320,000           5,320               235,930


           Share Exchange
            Agreement       34,500,000          34,500                  -
                            ----------          ------               ------

           Balance, end
            of period       39,820,000          39,820               235,930
                            ==========          ======               =======

  The Company entered into an agreement to acquire 100% of the issued and outstanding shares of e-Auction Global Trading Inc., a Barbados company (the legal subsidiary). The purchase price was 34,500,000 common shares of the Company. The acquisition will be accounted for as a reverse takeover where the financial statements will be issued under the name of the legal parent but will be a continuation of the financial statements of the legal subsidiary. As preparation for the acquisition the Company increased its authorized capital stock to 250,000,000 shares of common stock.

  In connection with the acquisition of the Barbados subsidiary the company granted 1,000,000 stock options with an exercise price of $0.01 per share to the former employees, officers and directors of this company.

           (SEE NOTE 5)


-------------------------------------------------------------------------------
4.     LOSS PER SHARE
-------------------------------------------------------------------------------

       Loss per share for the period from January 1, 1999 to September 30, 1999 is $0.04.



-------------------------------------------------------------------------------
5.     SUBSEQUENT EVENTS
-------------------------------------------------------------------------------


       Subsequent to quarter end:

       a) The Company entered into an agreement to acquire 100% of the issued and outstanding shares of Schelfhout Computer Systemen N.V.("Schelfhout"), a Belgian company. The purchase price is to be $10,000,000 and is to be paid as follows:

             Deposit             $1,000,000      (paid in August 1999)
             At closing          $3,000,000      cash
             At closing          $6,000,000      in common shares of the Company

             The $6,000,000 in shares are not free trading and are subject to a timed release formula. If the Company's shares are not freely trading on any given release date the equivalent cash is to be paid by the Company and the shares are to be returned to the Treasury.

            The agreement is still subject to final approval by all parties.

       b) In connection with the Schelfhout acquisition the Company received a loan of $1,000,000 from Millennium Advisors Inc., ("Millennium") a company related through a common director, acting as agent for undisclosed lenders. In addition Millennium received 197,219 common shares of the Company worth $1,000,000 as a financing fee.

            The Company also entered into a contract for services whereby Millenium would be paid 25% of any funds raised by the sale of equity or issuance of debt by the Company in excess of the amount reasonably required by the Company to complete the Schelfhout acquisition.

       c) The Company, through its Canadian subsidiary, made two purchases of intellectual property. The first purchase was for $300 Cdn. paid in the form of 30,000 options for common shares with an exercise price of $0.01 Cdn. per share. In connection with this acquisition the Company entered into a consulting agreement where a company associated with the vendor would be paid $5,000 Cdn. per month and would also receive 65,000 options for common shares with an exercise price of $0.01 Cdn. per share.

            The second purchase was for $50,000 Cdn. in cash. In connection with this acquisition the Company entered into a management services agreement where $1,000 Cdn. per month would be paid to the vendor who also received 80,000 options for common shares with an exercise price of $0.01 Cdn. per share.

       d) Approved a stock option plan where 6,000,000 common shares are reserved for issuance on the exercise of options. Options are exercisable for a period of 10 years from the date of the grant.

       f) Granted a director of the Company 250,000 stock options with an exercise price of $5 per share. Granted employees 3,050,000 stock options with an exercise price of $0.85 per share.

       g) The Company advanced a further $100,000 to Intrepidus, Inc. in connection with the Bridge loan agreement.

       h) The Company received an additional $2,200,000 in the form of a convertible debenture, the terms of which still have to be finalized.


-------------------------------------------------------------------------------
6.     CONTINGENCY
-------------------------------------------------------------------------------

       A shareholder derivative action was brought against the Company on November 17, 1999 in the United States District Court against the Company, its subsidiaries, two of its directors and several other companies and individuals.

       The action alleges Sanga International, Inc.'s ("Sanga") reputation was damaged by the Defendants (i) engaging in conversion (ii) engaging in fraud (iii) interfering with Sanga's prospective business advantage (iv) breach of contract (v) violating California usury laws and (vi) breach of fiduciary duty.

       The plaintiff claims the defendants' actions have not only damaged Sanga but also the plaintiff and the remaining shareholders of Sanga by as much as $100 million dollars.

       The Action was stayed on November 29, 1999 as a result of Sanga filing for Chapter 11 bankruptcy protection in the United States Bankruptcy Court.

       Exposure to the Company is not determinable at this time.


-------------------------------------------------------------------------------
7. RECONCILIATION OF UNITED STATES TO CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
-------------------------------------------------------------------------------


       a) Basic and diluted loss per share under U.S. GAAP are equal to the loss per share under Canadian GAAP. The weighted average number of shares for calculating loss per share is 32,616,703.

       b) Under U.S. GAAP, the Company would record a deferred tax asset subject to an evaluation allowance where that asset is impaired or not expected to be realized. The Company has deferred tax assets of approximately $78,800. The Company's valuation allowance would be equal to the amount of the deferred tax assets. Therefore, there have been no amounts booked in the accounts of the Company.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the SECURITIES EXCHANGE ACT OF 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  e-AUCTION GLOBAL TRADING INC.


January 17, 2000                            By:  /s/ Shane Maine
                                                 ------------------------------
                                                 Shane Maine
                                                 Chairman and Director

January 17, 2000                            By:  /s/ Michael Gilley
                                                 ------------------------------
                                                 Michael Gilley
                                                 Director